SCHEDULE 13D/A

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
12/20/23

1. NAME OF REPORTING PERSON
Bulldog Investors, LLP

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________

7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
327,110

9. SOLE DISPOSITIVE POWER
0
_______________________________________________________

10. SHARED DISPOSITIVE POWER
327,110

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
327,110 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11
4.86%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________

1. NAME OF REPORTING PERSON
Phillip Goldstein

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
493,274

9. SOLE DISPOSITIVE POWER
0
_______________________________________________________

10. SHARED DISPOSITIVE POWER
493,274

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
493,274 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.32%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
493,274

9. SOLE DISPOSITIVE POWER
0
_______________________________________________________

10. SHARED DISPOSITIVE POWER
493,274

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
493,274 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.32%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________

Item 1. SECURITY AND ISSUER

This Constitutes Amendment #2 to the schedule 13d filed
October 16, 2023. Except as specifically set forth herein,
the Schedule 13d remaines unmodified

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on 7/07/2023 there were 6,735,367 shares of common stock outstanding as of 4/30/2023. The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew Dakos own Bulldog Investors, LLP, a registered investment advisor.
As of December 20, 2023 Bulldog Investors, LLP is deemed to be the beneficial owner of 327,110 shares of PGZ (representing 4.86% of PGZ's outstanding shares) solely by virtue of Bulldog Investors LLP's power to direct the vote of,and dispose of, these shares.
As of December 20, 2023, each of Messrs. Goldstein and Dakos is deemed to be the beneficial owner of 493,274 shares of PGZ (representing 7.32% of PGZ's outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares.

(b)Bulldog Investors,LLP has sole power to dispose of and vote 0 shares.
Bulldog Investors, LLP has shared power to dispose of and vote 327,110 shares. Certain of Bulldog Investors, LLP's clients (none of whom beneficially own more than 5% of PGZ's shares) share this power with
Bulldog Investors, LLP. Messrs. Goldstein and Dakos are partners of Bulldog
Investors, LLP. Messrs. Goldstein and Dakos have shared power to dispose of and vote an additional 166,164 shares.

c) During the last 60 days the following shares of PGZ were purchased.

Date   Shares   Price
12/20/2023  5,000  9.3300
12/20/2023  21,127  9.3470
12/19/2023  336  9.3200
12/18/2023  3,709  9.2692
12/15/2023  1,127  9.2800
12/13/2023  4,912  9.0800
12/11/2023  2,200  9.1700
12/5/2023  428  9.3300
12/4/2023  715  9.4200
11/7/2023  372  8.8600
10/30/2023  22,681  8.5292
10/27/2023  3,186  8.5191
10/26/2023  1,202  8.5200
10/25/2023  6,063  8.5034
10/23/2023  364  8.6200
10/23/2023  1,417  8.6100
10/20/2023  4,826  8.6300
10/20/2023  10,000  8.6484

d) Clients of Bulldog Investors, LLP and a closed-end investment company for which Messrs. Goldstein and Dakos have investment authority are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None

After reasonable inquiry and to the best of my knowledge
and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12/21/2023

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Bulldog Investors, LLP
By: /s/ Andrew Dakos
Andrew Dakos, Partner

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.